

05038605

SEC
Washington D.C. 20549

SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR - 1 2005

213

SEC FILE NUMBER

8- 44719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CATHAY FINANCIAL, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue   11th Floor
                          (No. and Street)

PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

New York   NY   10222
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Joei   (212) 610-1100
                                          (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
                    (Name - if individual, state last, first, middle name)

1185 Avenue of the Americas,   New York,   NY   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ___Bernard Joei, Jr._____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cathay Financial, LLC _____, as of

December 31_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

_____

_____

Sworn before me on
24th day of February 2005

_____
Notary Public

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11, 2007

_____
Signature

PRESIDENT

_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Incmoe (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Cathay Financial LLC

We have audited the accompanying statement of financial condition of Cathay Financial LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cathay Financial LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2005

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com
NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS

CATHAY FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash (Note 4)	$ 449,265
Due from Clearing Broker (Note 2)	7,819,751
Commissions Receivable	997,169
Securities Owned - at market value (Notes 1 and 2)	3,491,732
Due from Affiliates	349,813
Furniture, Equipment and Leasehold Improvements - at cost (net of accumulated depreciation and amortization of $1,250,960)	357,980
Other Assets	806,960
Total Assets	**$14,272,670**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold, not yet purchased - at market value (Notes 1, 2 and 3)	$ 5,022,124
Accrued expenses and other liabilities	4,279,506
Total liabilities	**9,301,630**
Members' Equity	4,971,040
Total Liabilities and Members' Equity	**$14,272,670**

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:**

Cathay Financial LLC (the "Company") is a limited liability company organized in New York. As a limited liability company, the Company's Members' liability is limited to the amount of their capital contributions. Pursuant to the Company's operating agreement, the Company will terminate on or before December 31, 2024. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company's operations primarily consist of executing securities transactions on an agency basis. The Company operates a branch in the United Kingdom and is regulated by the Financial Services Authority (the "FSA"). This branch was closed on October 6, 2004.

Securities owned, at market value, and securities sold, not yet purchased, at market value, are reflected in the statement of financial condition on a trade-date basis. Securities owned and securities sold, not yet purchased, are carried at market value with the difference between cost and market reflected in Members' equity. Options are valued at market and are reported in securities sold, not yet purchased, as appropriate. Receivables and payables relating to transactions that were not yet due for settlement and which settled subsequent to December 31, 2004 are reflected as a net balance in due from clearing broker.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is subject to local unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

Furniture, equipment and leasehold improvements are being depreciated over their estimated useful lives (3 to 8 years) using the straight-line method.

2. **DUE FROM CLEARING BROKER:**

Substantially all the clearing and depository operations for the Company's securities transactions are provided by one broker. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2004, all of the securities owned and the amount due from broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. At December 31, 2004, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

3. OFF-BALANCE-SHEET RISK:

The Company uses various financial instruments which may give rise to off-balance-sheet market risk. These financial instruments include securities sold, not yet purchased, and options contracts. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition. On short options contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in the market values of the underlying instruments.

4. CASH:

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

5. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's rule 15c3-1 and the Commodity Futures Trading Commission's rule 1.17 that specify minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the basic method permitted by the rule, which requires that a broker-dealer maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. As of December 31, 2004, the Company had net capital, as defined, of $2,686,385, which exceeded its requirement by $2,401,085.

6. COMMITMENTS:

The Company is obligated under two noncancelable operating leases through March 2005 and April 2017 for office space. Furthermore, the Company has an operating lease for its London office space until September 2006; however, this lease was assigned in February 2005 and the Company has no further obligations on this lease beyond February 2005.

In addition to rent, the lease provides for the Company to pay certain expenses in excess of base period amounts. Further aggregate minimum annual rent payments under this lease are as follows:

Year ending December 31,	Minimum Rental Commitments
2005	$ 472,863
2006	431,533
2007	509,350
2008	506,078
2009	470,081
Thereafter	3,917,058
	$6,306,963

7. RELATED PARTY TRANSACTIONS:

The Company made an investment in the Class B nonvoting common stock of Cathay Financial Ltd. ("LTD"), a broker-dealer in securities registered with the FSA in the United Kingdom. On October 6, 2004, LTD ceased operations and the investment was repaid prior to December 31, 2004.

Benten Capital L.P. (the "Partnership") provides for a special allocation or fee to its general partner, Benten Partners LLC (the "General Partner"), of which the Company has a 10% interest.

At December 31, 2004, due from affiliates includes $3,555 due from the Partnership, $87,762 due from the General Partner and $258,496 due from Benten Management LLC, the investment manager of the Partnership.



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5(g)(1) AND CFTC REGULATION 1.16



SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

To the Members of
Cathay Financial LLC

In planning and performing our audit of the financial statements and supplemental schedule of Cathay Financial LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com

NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS



2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Cathay Financial LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.



This report is intended solely for the information and use of the Members of the Company's management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2005